ChinaEdu Corporation Announces Appointment of Chief Financial Officer Simon Mei

BEIJING, Nov. 3, 2011 /PRNewswire-Asia/ -- ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the "Company"), a leading online education services provider in China, today announced the appointment of Mr. Simon Mei as chief financial officer, effective immediately.

"It is with great pleasure that we welcome Simon Mei to our senior management team," said Julia Huang, ChinaEdu's chairman and chief executive officer. "Over the past year, we have searched diligently for the best possible executive to fill this role. Simon Mei brings over nineteen years of professional experience in audit, accounting and financial operations and management, divided equally between work in China and North America. His strong Big Four background coupled with his hands-on experience managing within the finance departments of listed companies gives him the breadth of experience we sought. During his audit years, Mr. Mei was the manager-in-charge of a US pre-IPO audit for a leading Chinese K-12 educational services provider and was also the manager-in-charge in Vancouver for CIBT Education Group Inc., (Amex: MBA), a company with global operations. These experiences have given him an in-depth understanding of the education industry in China. Shawn Ding and I are confident that Mr. Mei is the right choice for the job."

Simon Mei joins ChinaEdu Corporation from Deloitte Touche Tohmatsu CPA Ltd., where he was a senior manager in assurance and advisory services in Beijing. Previously, Mr. Mei held senior manager and manager positions at Ernst & Young LLP and KPMG LLP respectively, during his nine years in Canada. His years of Big Four audit work included the execution of multiple IPO audits including companies in the education industry. Before going into audit, Mr. Mei was a finance and administrative manager in Beijing for Kennametal Ltd., a US$3 billion NYSE- listed company that manufactures metal cutting and mining products in China through its subsidiary Kennametal (China). There, he was responsible for financial reporting, strategic planning, treasury, risk management, investor and bank relations, corporate governance, taxation, audit and budgeting. Mr. Mei began his career as a corporate accountant for China Trust and Investment Corporation in Beijing, where he was responsible for financial reporting for this RMB20 billion, state-owned, financial institution. Mr. Mei holds a master's degree in finance from Renmin University of China in Beijing and a bachelor's degree in finance from Zhong Nan University of Finance and Economics in Wuhan, China. He earned his certified management accountant designation in the United States in 2003 and his Canadian chartered accountant designation in Edmonton, Alberta in 2006.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 19 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 21 universities through nationwide learning center network.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net